UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30405/February 26, 2013

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In the Matter of:

AXA Equitable Life Insurance Company
Separate Account 45 of AXA Equitable Life Insurance Company
Separate Account 49 of AXA Equitable Life Insurance Company
AXA Premier VIP Trust
EQ Advisors Trust

(812-14036)

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ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT
OF 1940 GRANTING APPROVAL OF SUBSTITUTIONS AND PURSUANT TO
SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING EXEMPTION FROM THE
PROVISIONS OF SECTION 17(a)

The AXA Equitable Life Insurance Company, Separate Account 45 of AXA Equitable
Life Insurance Company, Separate Account 49 of AXA Equitable Life Insurance
Company, AXA Premier VIP Trust and EQ Advisors Trust ("Applicants"), filed an
application on May 31, 2012, and an amended and restated application on October 1,
2012, November 30, 2012, January 14, 2013 and January 30, 2013, for an order pursuant
to Section 26(c) of the Investment Company Act of 1940 (the "Act") to permit
substitution of shares of certain registered management investment companies with shares
of certain other registered management investment companies. The Applicants also
sought an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of
the Act to the extent necessary to permit certain in-kind transactions in connection with
the substitutions.

A notice of the filing of the application was issued on January 31, 2013 (Rel. No. IC-
30373). The notice gave interested persons an opportunity to request a hearing and stated
that an order granting the application would be issued unless a hearing should be ordered.
No request for a hearing has been received, and the Commission has not ordered a
hearing.

The matter has been considered, and it is found that the substitutions are consistent with
the protection of the investors and the purposes fairly intended by the policy and

provisions of the 1940 Act. It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and the proposed transactions are consistent with the general purposes of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed substitutions for AXA Equitable Life Insurance Company, et al., (812-14036), are approved; and

IT IS FURTHER ORDERED, pursuant to Sections 6(c) and 17(b) of the 1940 Act, that the requested exemptions from the provisions of Section 17(a) of the 1940 Act, be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary